UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 2)*

Therapeutic Solutions International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

883378101
(CUSIP Number)

P.O. Box 2145, Rancho Santa Fe, California 92067, Telephone: 858-342-9802, Attn: James Boyd
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  883378101

NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
1	James P. Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) .
(b) X .

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

SOLE VOTING POWER
7	8,500,000

SHARED VOTING POWER
8	0

SOLE DISPOSITIVE POWER
9	8,500,000

SHARED DISPOSITIVE POWER
10	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,500,000

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12	.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	10.2
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14	IN

ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Person with the Securities and Exchange Commission (“SEC”) on September 4, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 22, 2013 (collectively, the “Statement”).  Unless set forth below, all previous Items set forth in the Statement are unchanged.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is supplemented by adding the following:

The transaction reported in this Amendment is the expiration on March 31, 2013, of a stock option to purchase 1,800,000 shares of Common Stock originally granted by the Issuer to the Reporting Person in connection with his service as an employee and a director on August 31, 2011.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a)  As of the date of this Amendment, the Reporting Person may be deemed to beneficially own an aggregate of 8,500,000 shares of Common Stock, which constitutes 10.2% of the shares of Common Stock outstanding.  The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 83,466,400 shares of Common Stock of the Issuer were outstanding as of the date of this Amendment, as reported in the Issuer’s Annual Report on Form 10-K filed on March 29, 2013.

(b)  The Reporting Person has sole voting power and sole dispositive power with respect to 8,500,000 shares of Common Stock.

(c)  Other than as set forth in Item 3 of this Amendment, which is hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/2/2013

Date

/s/ James P. Boyd

James P. Boyd